UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

        (CHECK ONE):  /X / Form 10-K /  / Form 20-F / /Form 11-K
                       /   /  Form 10-Q / /Form N-SAR

                      For Period Ended:  September 30, 1999
                ------------------------------------------------
                       / /Transition Report on Form 10-K
                       / /Transition Report on Form 20-F
                       / /Transition Report on Form 11-K
                       / /Transition Report on Form 10-Q
                       / /Transition Report on Form N-SAR

                        For the Transition Period Ended:
                    ----------------------------------------
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READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT
OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification  relates to a portion of the filing checked above, identifythe Item(s) to which the notification relates:
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                        PART I -- REGISTRANT INFORMATION

                                   VMIC, Inc.
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                             Full Name of Registrant

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                            Former Name if Applicable

                            12090 S. Memorial Parkway
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            Address of Principal Executive Office (Street and Number)

                         Huntsville, Alabama 35803-3308
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                            City, State and Zip Code



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                           PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  /X/ (b) The subject Annual Report on Form 10-K will be filed on or /X/ before the fifteenth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                           PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period:

          PricewaterhouseCoopers,  the Registrant's  auditors, is unable to furnish its auditor's  opinion on the  Registrant's  fiscal
          year  1999   financial   statements   for   inclusion  in  the
          Registrant's annual report on Form 10-K by December 29, 1999, because of unresolved issues relating to certain income tax benefits of the Registrant






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                  PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

            Carroll E. Williams            (256)                 880-0444
    ------------------------------ ----------------- ---------------------------
                   (Name)               (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). /X/ Yes / / No

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(3) Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? / / Yes /X/ No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                   VMIC, Inc.
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                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


    Date:    December 29, 1999         By:  CARROLL E. WILLIAMS
    ---------------------------        --------------------
                                       Carroll E. Williams, President and
                                       Chief Executive Officer



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                                EXHIBIT

                    [Letter head of PricewaterhouseCoopers]


Carroll E. Williams
President
VMIC, Inc.
12090 South Memorial Parkway
Huntsville, Alabama  35803

December 29, 1999

Dear Mr. Williams:

This will confirm that we are not yet able to provide our report on the financial statements of VMIC, Inc. as of September 30, 1999, and for the year ended, for inclusion in the Company's annual report of Form 10-K due to unresolved issues relating to certain income tax benefits.

Sincerly

William T. Bishop, Jr.








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